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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person

    Bennett Restructuring Fund, L.P.
    c/o Bennett Management Corporation
    2 Stamford Plaza
    Suite 1501
    281 Tresser Blvd.
    Stamford, Connecticut 06901

2.  Date of Event Requiring Statement (Month/Day/Year)

    January 27, 2000

3.  IRS Number of Reporting Person
    (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol

    Golden Books Family Entertainment, Inc. (GBFK. OB)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6.  If Amendment, Date of Original (Month/Day/Year)

7.  Individual or Joint/Group Filing (Check Applicable Line)

   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person




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     Table I -- Non-Derivative Securities Beneficially Owned

1. Title of Security 2. Amount of    3. Ownership     4. Nature of Indirect
                        Securities      Form:            Beneficial Ownership
                        Beneficially    Direct(D) or
                        Owned           Indirect(I)

    Common Stock,     1,029,822         D
    $.01 par value*+
            Table II -- Derivative Securities Beneficially Owned

1.Title of     2.Date Exer-    3.Title and Amount     4. Conver-      5. Ownership     6. Nature of
  Derivative     cisable and     of Securities           sion or         Form of          Indirect
  Security       Expiration      Underlying              Exercise        Derivative       Beneficial
                 Date            Derivative Security     Price of        Security:
                 Ownership
                 (Month/Day/      ---------------        Deri-           Direct(D) or
                 Year)           Title   Amount or       vative          Indirect (I)
               ---------------           Number of       Security
               Date    Expira-           Shares
               Exer-   tion
               cisable Date







Explanation of Responses:


*Pursuant to the Issuer's Plan of Reorganization effective January 27, 2000 the Reporting Person received 2.27697 shares of New Common Stock of the Issuer per share of 8.75% Preferred Stock ("Preferred Stock") and 28.333 shares of New Common Stock of the Issuer per Senior Notes 7.65% September 15, 2002 Bond ("Bond") (face value $1000). Based on the Reporting Person's beneficial ownership of 321,585 shares of Preferred Stock and 9,070 Bonds as of January 27, 2000, the Reporting Person is currently deemed to own 989,222 shares of New Common Stock (732,239 shares from the Preferred Stock and 256,983 shares from the Bonds).

+Includes 40,600 shares of Common Stock purchased on October 12,
1999. The October 12 transaction settled on February 10, 2000.


SIGNATURE OF REPORTING PERSON


                                2



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    Bennett Offshore Restructuring Fund, L.P.

    By: Restructuring Capital Associates, L.P.,
    General Partner

    By: Bennett Capital Corporation,
    General Partner

    By: /s/ James D. Bennett

    James D. Bennett, President

DATE:

February 10, 2000






































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